United States securities and exchange commission logo





                              March 22, 2022

       Barry Grunberger
       Chief Executive Officer
       Transnational Group, Inc.
       2701 Thanksgiving Way, Suite 100
       Lehi, Utah 84043

                                                        Re: Transnational
Group, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 1-A
                                                            Filed March 7, 2022
                                                            File No. 024-11775

       Dear Mr. Grunberger:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 31, 2022 letter.

       Form 1-A/A filed March 7, 2022

       Financial Statements, page F-1

   1. Please tell us where you have included the financial statements of On OTT Now, Inc. in the filing, or revise
to include the financial statements as indicated in your response to prior comment 2.
   2. Please revise the face of the Unaudited Consolidated Balance Sheet on page F-2 to disclose the correct
number of shares of Preferred stock issued and outstanding at each date, or to refer
investors to a note where the information is disclosed. See ASC 210-10-
                                                        S99-28.
   3. Please revise the Unaudited Consolidated Statements of Operations included on pages F-3
 Barry Grunberger
Transnational Group, Inc.
March 22, 2022
Page 2
         and F-16 to present earnings (loss) per share amounts on the face of the statements. Refer to ASC 260-10-45 and ASC 260-10-50. Present your earnings (loss) per share amounts rounded to the nearest cent (i.e., using only two decimal points).
4. Revise the Unaudited Consolidated Statement of Cash Flows on page 17 to correctly disclose that the statements are for the years ended February 28, 2021 and 2020, respectively, and not for the six months then ended, as currently disclosed.
Unaudited Pro Forma Financial Statements, page F-26

5. We note that the acquisition was consummated on July 18, 2021 and is already reflected in your balance sheet at November 30, 2021. Please amend to remove the pro forma balance sheet. See the guidance in Rule 8-05(b)(1) of Regulation S-X.
6. Revise the filing to also include a pro forma statement of operations for the latest interim period prior to consummation of the acquisition, which appears to be the interim period ending May 31, 2021. See Rule 8-05(b)(1) of Regulation S-X.
General

7. We note that the Subscription Agreement contains a jury trial waiver provision. Please revise your disclosure in the offering circular to address the following:
             Include a description of the provision in the Risk Factors section of the offering circular;
             Clearly state whether or not this provision applies to claims under federal securities laws. If so, please also state that investors cannot waive compliance with the federal securities laws and rules and regulations promulgated thereunder. If this provision is not intended to apply to federal securities law claims, ensure that the provision in your Subscription Agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the federal securities laws.
             Highlight the material risks related to this provision, including the possibility of less favorable outcomes, the potential for increased costs to bring a claim, and whether it may discourage or limit suits against you.
             Clarify whether the provision applies to purchasers in secondary transaction.
8. We note that your forum selection provision identifies state and federal courts sitting in
       Denver, Colorado as the exclusive forum for certain litigation. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states
FirstName LastNameBarry Grunberger
       this clearly, or tell us how you will inform investors in future filings that the provision
Comapany
       doesNameTransnational       Group,
             not apply to any actions      Inc. under the Securities Act or
Exchange Act. Please
                                        arising
March include
       22, 2022appropriate
                  Page 2      risk factor disclsoure.
FirstName LastName
 Barry Grunberger
FirstName  LastNameBarry
Transnational Group, Inc. Grunberger
Comapany
March      NameTransnational Group, Inc.
       22, 2022
March3 22, 2022 Page 3
Page
FirstName LastName
       Please contact Erin Donahue at 202-551-6001 or Asia Timmons-Pierce at 202-551-3754
with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Manufacturing